[HEARTLAND PAYMENT SYSTEMS LETTERHEAD]
April 14, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Ms. Kathleen Collins

Re:	Heartland Payment Systems, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 16, 2009 File No. 001-32594
Dear Ms. Collins:
We are providing you with Heartland Payment Systems, Inc.’s (the “Company”) responses to the written comments received from the Staff of the Commission (the “Staff”) by letter dated April 1, 2009 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the Year Ended December 31, 2008 (File No. 001-32594) (the “Form 10-K”). As our counsel, Kevin Collins of Goodwin Procter LLP, discussed with Katherine Wray in a telephone conversation on April 8, 2009, we are seeking the Staff’s review of our responses to the Comment Letter before filing Amendment No. 1 to the Form 10-K (the “Amendment”). If the Staff has additional comments after reviewing these responses, we will respond to such comments and again request the Staff’s review of such responses prior to filing the Amendment. Once all of the comments have been cleared by the Staff, we will file the Amendment reflecting the revisions made pursuant to the Staff’s comments. The Staff’s comments are reprinted below, followed by our responses.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Credit Facility, page 67
1.	We note your general disclosure regarding the covenants on your revolving credit facility and term credit facility. Please advise what consideration you gave to disclosing the details of these covenants. See Item 303(a)(1) of Regulation S-K and Section IV.C of SEC Release 33-8350.

April 14, 2009

As noted in the Form 10-K, the Company has determined that the Processing System Intrusion has triggered a loss contingency but, to date, an unfavorable outcome is not believed by the Company to be probable on those claims that are pending or have been threatened against the Company, or that the Company considers to be probable of assertion against the Company, and the Company does not have sufficient information to reasonably estimate the loss it would incur in the event of an unfavorable outcome on any such claim. Based upon this determination, to date the Company has not concluded that it is reasonably likely that it would be in violation of the covenants of the revolving credit facility and term credit facility and thus, in accordance with Item 303(a)(1) of Regulation S-K and Section IV.C of SEC Release 33-8350, does not believe it is necessary for it to disclose the details of those covenants.
Notes to Consolidated Financial Statements
Note 8. Intangible Assets and Goodwill, page 97
2.	You state that you used third party appraisal firms to help you estimate the fair values of assets acquired and liabilities assumed in connection with your acquisitions of CPOS, Network Services and Chockstone. Please provide us with a detailed explanation of the nature and extent of the third party’s involvement in each respective matter and the scope of management’s reliance on the information provided by the referenced third parties in deriving the relevant valuations used for financial reporting purposes. Also, tell us how you considered the guidance in Rule 436(b) of Regulation C and Question 141.02 of the Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, regarding the reference to this specialist.
The Company did not rely on the third party as its sole source in deriving the relevant valuations used for financial reporting purposes. To be consistent with our actual use of these reports, the Company intends to amend the Form 10-K to revise the first paragraph of Note 8 of the Notes to Consolidated Financial Statements to read as follows:
“The fair values of the CPOS, Network Services and Chockstone assets acquired and liabilities assumed were estimated by management at their acquisition dates in accordance with SFAS No. 141. Management obtained reports from independent valuation firms retained by management to validate certain of the assumptions relied upon by management to make such estimates. The fair values are preliminary, based on estimates, and may be adjusted in accordance with SFAS No. 141 as more information becomes available and valuations are finalized. See Note 3 for more information on these acquisitions which closed in 2008.”

April 14, 2009

For your convenience, the following is the revised language of the first paragraph of Note 8 of the Notes to Consolidated Financial Statements marked against the current language in the Form 10-K:
“The fair values of the CPOS, Network Services and Chockstone assets acquired and liabilities assumed were estimated by management at their acquisition dates in accordance with SFAS No. 141. Management obtained reports from independent valuation firms retained by management to validate certain of the assumptions relied upon by management to make such estimates. ~~The fair values have been adjusted in accordance with SFAS No. 141 as a result of reports received from independent appraisal companies hired by the Company.~~ The fair values are preliminary, based on estimates, and may be adjusted in accordance with SFAS No. 141 as more information becomes available and valuations are finalized. See Note 3 for more information on these acquisitions which closed in 2008.”
The Company believes that, based upon its actual use of the reports of the independent valuation firms as reflected in the revised disclosure and the guidance in Rule 436(b) of Regulation C and Question 141.02 of the Compliance and Disclosure Interpretations cited in the Comment Letter, it is not required to name the independent valuation firms in the Form 10-K.
Item 9A. Controls and Procedures
Management’s Annual Report on Internal Control over Financial Reporting, page 114
3.	We note in your annual report on internal control over financial reporting that you have not included a statement that the registered public accounting firm that audited the financial statements has issued an attestation report on the your internal control over financial reporting. Tell us how you considered including this statement pursuant to Item 308(a)(4) of Regulation S-K.
The Company intends to amend the Form 10-K on page 114 to include the following statement in the Management Annual Report on Internal Control over Financial Reporting in Item 9A, Controls and Procedures, as required by Item 308(a)(4) of Regulation S-K:
“The Company’s independent registered public accounting firm has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting, which is included in this Annual Report of Form 10-K.”

April 14, 2009

Exhibit Index
4.	We note that your exhibit index does not list your Amended and Restated Credit Agreement with JPMorgan Chase, as administrative agent, and certain lenders dated as of May 30, 2008. It appears that this agreement should be incorporated by reference into your Form 10-K from Exhibit 10.1 to your Form 8-K filed on June 4, 2008. See Item 601(b)(4) of Regulation S-K. Please advise.
The Company intends to amend the Form 10-K on pages 120 and 125 to incorporate the Amended and Restated Credit Agreement into the Form 10-K by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 4, 2008.
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changed to disclosure in response to Staff Comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We thank the Staff for its courtesies. If the Staff needs any additional information or has any further questions, please do not hesitate to contact Kevin Collins from Goodwin Procter LLP, counsel to the Company, at (212) 813-8809 or Jason Casella from Goodwin Procter LLP at (212) 459-7025.
Sincerely,
Heartland Payment Systems, Inc.

By:	/s/ Robert H.B. Baldwin, Jr.

Name: Robert H.B. Baldwin, Jr.
Title: President and CFO

cc:	Patrick Gilmore Mark Shuman Katherine Wray